SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

On May 30, 2015, Vascular Biogenics Ltd. issued the press release “VBL Therapeutics to Present Phase 1/2a Data from VB-111 in Recurrent Platinum-Resistant Müllerian Cancer at the 2015 American Society of Clinical Oncology (ASCO) Annual Meeting.” On June 1, 2015, Vascular Biogenics Ltd. issued the press release “VBL Therapeutics Reports Updated Interim Results From Phase 2 Clinical Trial of VB-111 in Recurrent Glioblastoma (rGBM).” A copy of each press release is attached hereto as Exhibit 99.1 and Exhibit 99.2 and each is incorporated herein by reference.

Exhibits

99.1	Vascular Biogenics Ltd. Press Release: VBL Therapeutics to Present Phase 1/2a Data from VB-111 in Recurrent Platinum-Resistant Müllerian Cancer at the 2015 American Society of Clinical Oncology (ASCO) Annual Meeting

99.2	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Reports Updated Interim Results From Phase 2 Clinical Trial of VB-111 in Recurrent Glioblastoma (rGBM)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 1, 2015	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Vascular Biogenics Ltd. Press Release: VBL Therapeutics to Present Phase 1/2a Data from VB-111 in Recurrent Platinum-Resistant Müllerian Cancer at the 2015 American Society of Clinical Oncology (ASCO) Annual Meeting

99.2	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Reports Updated Interim Results From Phase 2 Clinical Trial of VB-111 in Recurrent Glioblastoma (rGBM)